Filed Pursuant to Rule 433

Registration No. 333-217413

April 24, 2017

Medium Term Notes, Series X

$1,300,000,000 3.15% Fixed Rate Senior Notes due April 27, 2027

Final Terms and Conditions

Issuer:	U.S. Bancorp
Note Type:	Senior Notes
Ratings*:	A1 / A+ / AA / AA (Moody’s / S&P / Fitch / DBRS)
Principal Amount:	$1,300,000,000
Pricing Date:	April 24, 2017
Settlement Date:	April 27, 2017 (T+3)
Maturity Date:	April 27, 2027
Redemption Date:	March 27, 2027
Redemption Terms:

Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Coupon:	3.15%
Pricing Benchmark:	UST 2.250% due February 15, 2027
Benchmark Yield:	2.282%
Reoffer Spread:	+87.5 bps
Reoffer Yield:	3.157%
Price to Public:	99.940%
Gross Spread:	0.255%
All-In Price:	99.685%
Net Proceeds to Issuer:	$1,295,905,000
First Coupon Date:	October 27, 2017
Interest Payment Dates:	Semiannually, on the 27th of April and October
CUSIP:	91159HHR4
Joint Bookrunners:	U.S. Bancorp Investments, Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflicts of Interest.  The issuer’s affiliate, U.S. Bancorp Investments, Inc., will be participating in sales of the notes.  As such, the offering is being conducted in compliance with the applicable requirements of FINRA Rule 5121.

Notice to Canadian Investors.  The notes are unsecured and are not and will not be savings accounts, deposits, obligations of, or otherwise guaranteed by, U.S. Bank National Association or any other bank.  The Notes do not evidence deposits of U.S. Bank National Association or any other banking affiliate of the Issuer.  The notes are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other insurer or governmental agency or instrumentality.   U.S. Bancorp is not regulated as a financial institution in Canada.  However, U.S. Bank National Association’s Canada branch is listed on Schedule III to the Bank Act (Canada) and is subject to regulation by the Office of the Superintendent of Financial Institutions (Canada).  The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Filed Pursuant to Rule 433

Registration No. 333-217413

April 24, 2017

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607, Goldman, Sachs & Co. at 1-866-471-2526, or Morgan Stanley & Co. LLC at 1-866-718-1649.